UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

(Commission File No. 001-43107)

SATELLOS BIOSCIENCE INC.

(Translation of registrant’s name into English)

15 Allstate Parkway, Suite 600

Markham, Ontario, Canada, L3R 5B4

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satellos Bioscience Inc.

By:	/s/ Elizabeth Williams, CPA, CA
Name:	Elizabeth Williams, CPA, CA
Title:	Chief Financial Officer

Date: June 17, 2026